FORM 8-A/A
                                          AMENDMENT NO. 2

                                SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934


NORWICH FINANCIAL CORP.

(Exact name of registrant as specified in its charter)



            Delaware                                     06-1226755

    (State of incorporation                  (IRS Employer Identification No.)
         or organization)

4 Broadway, P.O. Box 1048, Norwich, Connecticut             06360
(Address of principal executive offices)                  (Zip Code)


        Securities to be registered pursuant to Section 12(b) of the Act:

        Title of each class                  Name of each exchange on which
        to be so registered                  each class is to be registered



        Securities to be registered pursuant to Section 12(g) of the Act:

                        Rights to purchase preferred stock, $0.01 par value

                                (Title of class)





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Item 1. Description of Registrant's Securities to be Registered.

        On November 21, 1989, the Board of Directors of Norwich Financial Corp. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each of the then outstanding shares of Common Stock, par value $0.01 per share, (the "Common Stock") of the Company. The dividend is payable on December 4, 1989 (the "Record Date") to the stockholders of record on that date. Each Right initially entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock, par value $0.01 per share (the "Preferred Stock"), of the Company at a price of $45.00 per one one-hundredth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Chase Mellon Shareholder Services LLC as successor Rights Agent (the "Rights Agent"), as amended by Amendment No. 1 and Amendment No. 2 to the Rights Agreement.

        Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock, (ii) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 10% or more of the outstanding shares of Common Stock and the Board has declared that the ownership of such Common Stock by such person will, among other things, jeopardize the financial integrity of the Company or prejudice the interests of stockholder (an "Adverse Person") (such Adverse Person and the person defined in clause (i) above being referred to as the "Acquiring Person"), or (iii) 10 days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate with a copy of this summary of Rights attached thereto.

        The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date, upon transfer or new issuance of Common Stock, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock, outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to the holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

        The Rights are not exercisable until the Distribution Date. The Rights will expire on December 4, 1999 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case as described below.

        The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights, options or warrants to subscribe for or purchase shares of Preferred Stock (or shares having the same rights, privileges and preferences as the Preferred Stock ("equivalent preferred stock") at a price, or securities convertible into shares of Preferred Stock or equivalent preferred stock with a conversion price, less than the then current per share market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness, cash (excluding regular quarterly cash dividends paid at a rate not in excess of 125% of the rate of the highest regular periodic cash dividend paid during the immediately preceding two years), assets, stock (other than a dividend payable in Preferred Stock) or of subscription rights, options or warrants (other than those referred to above).

        The number of outstanding Rights and the number of one one-hundredths of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the shares of Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, combinations or consolidations of the Common Stock by reclassification or otherwise than by payment of dividends in shares of Common Stock occurring, in any such case, prior to the Distribution Date.

        Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes (and each one one-hundredth of a share shall entitle the holder thereof to one vote), voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

        Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of a one one-hundredth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

        In the event that, after the Distribution Date, the Company should consolidate or merge with and into any other person and the Company is not the surviving company, or, if the Company should be the surviving company, all or part of the Company's Common Stock is changed or exchanged for securities of any other person or if 50% or more of the Company's consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of such other person which at the time of such transaction will have a market value of two times the Purchase Price. In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right (other than Rights beneficially owned by the Acquiring Person or any Affiliate or Associate of an Acquiring Person which will thereafter be null and void) will thereafter have the right to receive upon the exercise thereof at the then current Purchase Price, that number of shares of Common Stock having a market value of two times the Purchase Price (or, in the event that the number of shares of authorized but unissued Common Stock of the Company is insufficient to permit the full exercise of the Rights by the holders thereof, any combination of cash or other equity or debt securities or other assets of the Company which, when added to the value of the shares of Common Stock actually issued upon the exercise of the Rights, shall have an aggregate value equal to two times the Purchase Price).

        At any time after a person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become null and void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Preferred Stock (or of equivalent preferred stock), per Right (subject to adjustment).

        With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

        At any time prior to the earlier of fourteen days following the date that any person or group becomes an Acquiring Person, (subject to extension by the Board of Directors of the Company), or the Final Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"); provided, that if the Board authorizes redemption of the Rights after the first dates of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, there must be Continuing Directors (as such term is defined in the Rights Agreement) then in office and a majority of the Directors of the Board and a majority of the Continuing Directors must approve such redemption. The redemption of the Rights may be made effective at any such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

        Prior to the Distribution Date, the terms of the Rights Agreement may be amended by the Company in any manner the Company may deem desirable without the consent of the holders of the Rights or holders of the Common Stock. From and after the Distribution Date, the terms of the Rights Agreement may be amended by the Company without the consent of the holders of the Rights or holders of the Common Stock in any manner which the Company may deem necessary or desirable so long as such supplement or amendment does not adversely affect the interests of Rights holders (other than the Acquiring Person or any Associate or Affiliates), and provided that such supplement or amendment may not lengthen the time period for redemption of the Rights if the Rights are not then redeemable, and provided that there must be Continuing Directors then in office and that a majority of the Board and a majority of the Continuing Directors must approve such amendment. The Company may at any time prior to such time as a person or group of affiliated or associated persons becomes an Acquiring Person lower the threshold for a person or group becoming an Acquiring Person from 20% to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding shares of Common Stock then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%. In no case shall any amendment or supplement at any time decrease the Redemption Price, the period of time remaining until the Final Expiration Date, the Purchase Price or the number of one one-hundredths of a share of Preferred Stock for which a Right is exercisable.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

        Notwithstanding any provisions to the contrary in the Rights Agreement, no holder of a Right or a Right Certificate or any Common Stock may exercise any Right prior to the effective time (the "Effective Time") of the proposed merger of the Company and The Norwich Savings Society, a wholly owned subsidiary of the Company (the "Bank"), with and into People's Bank, pursuant to the Agreement and Plan of Merger dated as of September 3, 1997 by and among the People's Bank, the Company and the Bank (the "Merger Agreement"). All of the Rights shall expire and cease to be exercisable at the Effective Time.

        Further, neither People's Bank nor its holding company. People's Mutual Holdings, shall be deemed to be an Acquiring Person or an Adverse Person by virtue of entering into the Merger Agreement or the Stock Option Agreement contemplated by the Merger Agreement or exercising the option granted by such Stock Option Agreement or consummating the Merger contemplated by the Merger Agreement.

        A copy of the Rights Agreement is attached hereto as an Exhibit and is incorporated herein by reference. A copy of Amendment No. 1 to the Rights Agreement, is attached hereto as an Exhibit and incorporated herein by reference. A copy of Amendment No. 2, which adds a new Section, Section 34, to the Rights Agreement, is attached hereto as an Exhibit. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibits.


Item 2. Exhibits.

        Listed below are all Exhibits filed as part of this Amendment.

        Exhibit No.                                         Description

               1 Rights Agreement (Incorporated by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A (No. 89 25 0729) filed on November 29, 1989)


               2 Amendment No. 1 to the Rights Agreement (Incorporated by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A/A (No. 92 18 5154)
                                             filed on July 15, 1992)

               3                             Amendment No. 2, dated September
                                             3, 1997, to the Rights Agreement







                                   SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            NORWICH FINANCIAL CORP.


Date: September 17, 1997                    By    /s/ Daniel R. Dennis, Jr.
                                            Name: Daniel R. Dennis, Jr.
                                            Title:   President

                                           EXHIBIT INDEX

Exhibit No.                           Description                 Page

   3                      Amendment No. 2 to Rights Agreement      9

                             SECOND AMENDMENT TO THE RIGHTS AGREEMENT
                                   DATED AS OF NOVEMBER 21, 1989
                               BETWEEN NORWICH FINANCIAL CORPORATION
                             AND CHASE MELLON SHAREHOLDER SERVICES LLC


        Pursuant to Section 27 of the Rights Agreement dated as of November 21, 1989, as amended (the "Rights Agreement") between Norwich Financial Corp. ( the "Company") and Chase Mellon Shareholder Services LLC, as successor Rights Agent, the Company hereby enters into this Second Amendment to the Rights Agreement with the successor Rights Agent and amends the Rights Agreement as follows:

1.  The following new Section 34 is hereby added to the Rights Agreement:

        Section 34. Effects of Merger Agreement. (a) Notwithstanding any provisions to the contrary in this Agreement, (1) no holder of a Right or a Right Certificate or any Common Stock may exercise any Right prior to the effective time (the "Effective Time") of the proposed merger of the Company and The Norwich Savings Society, a wholly owned subsidiary of the Company
(the "Company Subsidiary Bank") with and into People's Bank (the "Bank"), pursuant to the Agreement and Plan of Merger dated as of September 3, 1997 by and among the Bank, the Company and the Company Subsidiary Bank (the "Merger Agreement"), and (2) all of the Rights shall expire and cease to be exercisable at the Effective Time.

(b) Neither People's Mutual Holdings nor People's Bank shall be deemed to be an Acquiring Person or an Adverse Person by virtue of entering into the Merger Agreement or the Stock Option Agreement contemplated by the Merger Agreement or exercising the option granted by such Stock Option Agreement or consummating the Merger contemplated by the Merger Agreement.

This Second Amendment shall become effective as of September 3, 1997.


NORWICH FINANCIAL CORP.               CHASE MELLON SHAREHOLDER
                                      SERVICES LLC,  as successor Rights Agent


By    /s/ Daniel R. Dennis, Jr.       By     /s/ Nathan L. Hill
Name:   Daniel R. Dennis, Jr,         Name:   Nathan L. Hill
Title:  President                     Title: Assistant Vice President